February 26, 2021

VIA EDGAR

John M. Ganley, Esq., Senior Counsel
Chad Eskildsen, Senior Staff Accountant
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     OFS Credit Company, Inc.
Post-Effective Amendment No. 4 to Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299)

Dear Messrs. Ganley and Eskildsen:
On behalf of OFS Credit Company, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 to 9:00 a.m. Eastern Time on March 2, 2021, or as soon thereafter as is practicable.

If you have any questions concerning this request, please contact me at (847) 734-2000 or our counsel, Cynthia M. Krus at Eversheds Sutherland (US) LLP at (202) 383-0218.

Sincerely,

OFS Credit Company, Inc.
By: /s/ Bilal Rashid
Name: Bilal Rashid
Title: Director and Chief Executive Officer